Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated August 24, 2007)	Registration No. 333-145671

$275,000,000

CHARMING SHOPPES, INC.
1.125% Senior Convertible Notes due 2014
_______________________

This prospectus supplement supplements our prospectus dated August 24, 2007, as previously supplemented by the prospectus supplements dated September 26, 2007 and October 22, 2007, relating to the resale by certain selling securityholders of our 1.125% Senior Convertible Notes due 2014 (the “notes”) and the shares of our common stock issuable upon conversion of the notes.  The prospectus dated August 24, 2007, as supplemented by the prospectus supplements dated September 26, 2007 and October 22, 2007, is referred to herein as the “prospectus.”

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in the notes or our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus and the risk factors incorporated therein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________________

The date of this prospectus supplement is November 20, 2007.

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the heading “Selling Securityholders” is amended by adding the information in the “Additional Selling Securityholders” table below regarding certain selling securityholders.

The information set forth below is based on information provided by or on behalf of the selling securityholders.  Information concerning the selling securityholders may change from time to time.  The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby).  Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.  In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.  As a result, the sum of the principal amount of notes listed as beneficially owned by selling securityholders in the table in the prospectus dated August 24, 2007, as supplemented by the prospectus supplements dated September 26, 2007 and October 22, 2007 and hereby, is actually more than $275,000,000 because certain selling securityholders listed in the table sold, transferred or otherwise disposed of some or all of their notes since they last reported their beneficial ownership to us without informing us of such transactions, while the new beneficial owners have provided us with information as to their ownership of the notes, reflected in the table.  For the sake of clarity, the maximum principal amount of notes that may be sold under this prospectus will not exceed $275,000,000.

Unless otherwise specified in the prospectus under the heading “Selling Securityholders” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Additional Selling Securityholders

Name	Principal Amount at Maturity of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock That May be Sold(1)	Percentage of Common Stock Outstanding(2)
Argent Classic Convertible Arbitrage Fund L.P.(3)	$800,000	0.29%	0	52,018	*
Argent Classic Convertible Arbitrage Fund II, L.P.(3)	$200,000	0.07%	0	13,004	*
Argent LowLev Convertible Arbitrage Fund II, LLC(4)	$30,000	0.01%	0	1,950	*
Argentum Multi-Strategy Fund, LP(3)	$50,000	0.02%	0	3,251	*
Banc of America Securities LLC(5)	$10,000,000	3.64%	0	650,233	*
Class C Trading Company, Ltd.(3)	$840,000	0.31%	0	54,619	*
Elite Classic Convertible Arbitrage Ltd.(6)	$510,000	0.19%	0	33,161	*
HFR CA Global Select Master Trust Account(6)	$510,000	0.19%	0	33,161	*
Highbridge Convertible Arbitrage Master Fund, L.P.(7)	$5,850,000	2.13%	0	380,386	*
Highbridge International LLC(7)	$26,400,000	9.60%	0	1,716,615	1.39%
JPMorgan Securities Inc.(8)	$775,000	0.28%	8,109	50,393	*
Lyxor Master Fund Ref: Argent/LowLeve CB c/o Argent(9)	$380,000	0.14%	0	24,708	*
Partners Group Alternative Strategies PCC LTD(9)	$840,000	0.31%	0	54,619	*
Xavex Convertible Arbitrage 10 Fund(3)	$840,000	0.31%	0	54,619	*
Xavex Convertible Arbitrage 2 Fund(3)	$420,000	0.15%	0	27,309	*

*	Less than 1%
(1)
Assumes conversion of all of the holders notes at a conversion rate of 65.0233 shares per $1,000 principal amount of notes.  The conversion rate for the notes is subject to adjustment in certain circumstances.  As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.  See “Description of the Notes – Conversion of the Notes.”

(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 123,078,645 shares of common stock outstanding as of August 22, 2007.
(3)
The Selling Securityholder has indicated that Nathanial Brown and Robert Richardson have voting control and investment discretion over the Transfer Restricted Securities and the full legal name of the Selling Securityholder through which the Transfer Restricted Securities are held is Deutsche Bank.

(4)
The Selling Securityholder has indicated that Nathanial Brown and Robert Richardson have voting control and investment discretion over the Transfer Restricted Securities and the full legal name of the Selling Securityholder through which the Transfer Restricted Securities are held is Morgan Stanley & Co.

(5)
The Selling Securityholder has indicated that the full legal name of the Selling Securityholder through which the Transfer Restricted Securities are held is Cede & Co. and that, while the Selling Securityholder is not an SEC-reporting company, it is an affiliate of Bank of America Corp. which is an SEC-reporting company.  The Selling Securityholder is a broker-dealer registered pursuant to Section 15 of the Exchange Act.  The Selling Securityholder has disclosed that it was the joint lead book-running manager in connection with the offering of the Company’s notes and the Selling Securityholder and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for the Company and/or its affiliates and may in the future receive customary fees for such services.  In addition, the Selling Securityholder and its affiliates have owned, currently own or may own, equity or equity-like securities of the Company and/or its affiliates.

(6)
The Selling Securityholder has indicated that Nathanial Brown and Robert Richardson have voting control and investment discretion over the Transfer Restricted Securities and the full legal name of the Selling Securityholder through which the Transfer Restricted Securities are held is Lehman Brothers International Europe.

(7)
The Selling Securityholder has indicated that Highbridge Capital Management, LLC (the “Management”) is its trading manager and Management has voting control and investment discretion over the Transfer Restricted Securities.  Glenn Dubin and Henry Swieca control the Management and have voting control and investment discretion over the Transfer Restricted Securities.  The full legal name of the DTC participant through which the Transfer Restricted Securities are held is Credit Suisse.

(8)
The Selling Securityholder has indicated that Brad Crouch, c/o of JPMorgan Securities, has voting and/or investment control over the Transfer Restricted Securities and that Brad Crouch has dispositive powers with respect to the notes and the voting powers with respect to the shares.  The Selling Securityholder has indicated that it is an SEC-reporting company and it is a broker-dealer registered pursuant to Section 15 of the Exchange Act.  The Selling Securityholder has disclosed that it was the joint lead book-running manager in connection with the offering of the Company’s notes and the Selling Securityholder and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for the Company and/or its affiliates and may in the future receive customary fees for such services.  In addition, the Selling Securityholder and its affiliates have owned, currently own or may own, equity or equity-like securities of the Company and/or its affiliates.

(9)
The Selling Securityholder has indicated that Nathanial Brown and Robert Richardson have voting control and investment discretion over the Transfer Restricted Securities and the full legal name of the Selling Securityholder through which the Transfer Restricted Securities are held is Goldman Sachs & Co. - NY.

PLAN OF DISTRIBUTION

The SEC may deem the additional selling securityholders and any broker-dealers or their affiliates or agents who participate in the distribution of the securities offered by the prospectus (as amended and supplemented hereby) to be “underwriters.”  As a result the SEC may deem any profits the additional selling securityholders make by selling the securities and any discounts, commissions or concessions received by any broker-dealers or their affiliates or agents to be underwriting discounts and commissions under the Securities Act.  Selling securityholders who are “underwriters” will be subject to the prospectus delivery requirements of the Securities Act and may also be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  The following additional selling securityholders have identified themselves as registered broker-dealers: Banc of America Securities LLC and JPMorgan Securities Inc.  Accordingly, these selling securityholders may be deemed to be, under the interpretations of the SEC, an “underwriter” within the meaning of the Securities Act.  For details about the amount of notes and number of shares beneficially owned and being offered by these selling securityholders, see “Selling Securityholders” above.